Exhibit 99.2

Cyberkinetics and NeuroMetrix Forge Strategic Alliance and Agree to Pursue Joint Venture Aimed at Developing Andara(TM) OFS(TM) Therapy for Peripheral Nerve Injury

Alliance Seeks to Accelerate Development and Commercialization of
Novel Therapies for Peripheral Nerve Damage based on the Andara(TM)
Oscillating Field Stimulator (OFS(TM)) Therapy platform.

NeuroMetrix invests $2.5 Million in Cyberkinetics' stock and pledges to fund up to $2 million in development costs of Andara(TM)
OFS(TM) product for peripheral nerve injury.

FOXBOROUGH, Mass.--(BUSINESS WIRE)--Nov. 14, 2007--Cyberkinetics Neurotechnology Systems, Inc. (OTCBB:CYKN; Cyberkinetics), a medical device company focused on developing novel implantable products to treat neurological diseases and injuries of the nervous system, has formed a strategic alliance with NeuroMetrix, Inc. (Nasdaq: NURO; NeuroMetrix), a leader in the development of innovative neurological diagnostic and therapeutic products. As part of this strategic relationship, NeuroMetrix has made an investment of $2.5 million in Cyberkinetics' common stock. Cyberkinetics and NeuroMetrix have also agreed to negotiate a joint venture to develop and commercialize a therapeutic product for peripheral nerve injury based on Cyberkinetics' Andara(TM) Oscillating Field Stimulator (OFS(TM)) neurostimulation technology platform.

The Andara(TM) OFS(TM) System, which uses electrical stimulation to promote the growth of nerve fibers, is currently under review by the U.S. Food and Drug Administration (FDA) for Humanitarian Device Exemption (HDE) approval for the treatment of acute spinal cord injuries. Results from a Phase Ia, 10-patient clinical trial of the Andara(TM) OFS(TM) Therapy in patients with recent spinal cord injuries were published in the January 2005 issue of the Journal of Neurosurgery: Spine, and indicated statistically significant improvements in sensory and motor function at 12 months after treatment. Four additional patients were subsequently enrolled in a Phase Ib the trial.

"This alliance offers Cyberkinetics a tremendous opportunity to expand the potential of the Andara(TM) OFS(TM) Therapy by initiating development of a new indication - the treatment of peripheral nerve injuries - with a leading neurotechnology partner," said Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. "I believe that our combined expertise in the field of nerve growth targeted at development of a new treatment for peripheral nerve injury offers new hope to patients."

"We are very excited about this strategic alliance with Cyberkinetics," commented Shai N. Gozani, M.D., Ph.D., NeuroMetrix' President and Chief Executive Officer. "The quality of the Cyberkinetics' science, product development capabilities, people and the potential for the Andara(TM) OFS(TM) technology make this a very attractive investment and product development opportunity for our company."

The investment of $2.5 million made by NeuroMetrix was for the purchase of 5.4 million newly issued shares of Cyberkinetics' common stock, or approximately 13% of the company's issued and outstanding shares, at a price of $0.46 per share. NeuroMetrix also received a warrant to purchase up to an additional 2.7 million shares, or 50% of the total shares purchased. The warrant is exercisable at $0.46 per share and has a term of five years. However, NeuroMetrix will be required to exercise the warrant if Cyberkinetics receives FDA approval of the HDE for the Andara(TM) OFS(TM) System for acute spinal cord injuries.

The goal of the joint venture, which the companies plan to finalize over the next several months, is to utilize Cyberkinetics' Andara(TM) OFS(TM) technology to develop a product, or series of products, for peripheral nerve injuries. The proposed terms of the joint venture, which are subject to negotiation and finalization, are as follows:

--	The two companies each own 50% of the joint venture;

--	Cyberkinetics contributes intellectual property, know-how and scientific expertise to the joint venture;

--	NeuroMetrix funds up to $1 million annually in spending for the first two years of the joint venture; the two companies share further development costs equally;

--	NeuroMetrix obtains an option to negotiate for exclusive rights to commercialize any products that are developed within the joint venture.

NeuroMetrix also received certain rights with this strategic investment, including a right of first negotiation for the acquisition of Cyberkinetics, or any other change of control transaction. NeuroMetrix also received a right of first negotiation for the commercialization of the Andara(TM) OFS(TM) System for the treatment of acute spinal cord injuries. These rights are active through December 31, 2008. In addition to these rights, NeuroMetrix received a seat on the Cyberkinetics Board of Directors, which has been filled by Dr. Gozani.

Peripheral Nerve Injury

It is estimated that 800,000 people in the United States alone sustain peripheral nerve injuries that require surgical intervention and frequently result in disabilities that permanently impair their sensory and motor function. Of these, we estimate that 10,000 people, with laceration, stretch and compression injuries, could benefit from nerve fiber growth repair treatment using Andara(TM) OFS(TM) Therapy.

Conference Call Instructions

Cyberkinetics' management will hold a conference call at 11:00 am Eastern Time, Wednesday, November 14, 2007, to discuss our alliance with NeuroMetrix and results of the third quarter of 2007. Those who would like to participate in the conference call should dial 888-713-4213, or 617-213-4865 for international participants, and use the pass code 72831179. To access a replay of the conference call, which will be available from 1:00 pm Eastern Time on November 14th until 5:00 pm Eastern Time on November 21st, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 97330143.

Interested parties may pre-register for Cyberkinetics' conference call at:

www.theconferencingservice.com/prereg/key.process?key=PHL4D3U3J.

An audio webcast of the conference call will also be available at www.cyberkineticsinc.com on Cyberkinetics' investor relations page. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson's individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics' product development pipeline includes: the Andara(TM) Oscillating Field Stimulator (OFS(TM)) System for acute spinal cord injury, an investigative device designed to stimulate nerve repair and restore sensation and motor function; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and a pilot program in the detection and prediction of seizures due to epilepsy. Additional information is available at Cyberkinetics' website at www.cyberkineticsinc.com.

About NeuroMetrix, Inc.

NeuroMetrix is a medical device company advancing patient care through the development and marketing of innovative products used to diagnose and treat diseases of the nervous system, neurovascular disorders, and pain. To date, our focus has been on the diagnosis of neuropathies and neurovascular disorders. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders. The NC-stat System, the Company's neuropathy diagnostic system, has been on the market since May 1999 and is used in over 5,500 physician's offices and clinics in the United States. Diabetic retinopathy is a common neurovascular complication of diabetes and the leading cause of blindness among working age adults. The Company has exclusive rights in the U.S. physician office arena to market the DigiScope, which is a retinopathy detection system specifically designed for use by primary diabetes care physicians.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about Cyberkinetics' product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. Such statements may be considered "forward-looking" within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our ability to secure regulatory approval for our products; our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the "Risk Factors" section of the Company's Registration Statement on Form 10-KSB filed with the SEC on April 2, 2007, and our other public documents filed with the SEC. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date.

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee, 508-252-1443, ext. 109
Manager, Corporate Communications
erazee@cyberkinetics.com
or
Berry & Company Public Relations Contact:
Bill Berry, 212-253-8881, Ext. 21
bberry@berrypr.com

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.